1 April 2015

National Grid plc
Director Responsibilities

As previously announced by the Company on 23 October 2014, Tom King stepped down from the Board of National Grid on 31 March 2015.

Following Dean Seavers’ appointment to the Board as Executive Director US, he has also become a member of the Executive Committee of National Grid with effect from 1 April 2015.

Contact:
Alice Morgan, Assistant Company Secretary	(+44 20 7004 3228)